================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 -------------

                                  SCHEDULE TO
                                  (Rule 13e-4)

                                 -------------

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 -------------

                           KANA COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                                 -------------

                           KANA COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

                                 -------------

      Certain Options to Purchase Common Stock, Par Value $.001 Per Share,
             Having an Exercise Price Per Share of More Than $5.00
                         (Title of Class of Securities)

                                 -------------

                                  483 600 10 2
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 -------------

                                 James C. Wood
                            Chief Executive Officer
                           Kana Communications, Inc.
                                  740 Bay Road
                         Redwood City, California 94063
                                 (650) 298-9282

                                 -------------

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    Copy to:
                           David A Makarechian, Esq.
                             Stephen B. Sonne, Esq.
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160


                           CALCULATION OF FILING FEE

      Transaction valuation*                      Amount of filing fee
           $11,441,183                                  $2,288

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 21,718,740 shares of common stock of Kana Communications, Inc. having an aggregate value of $11,441,183 as of February 26, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:   Not applicable.
                                ------------------------------------
       Form or Registration No.:  Not applicable.
                                ------------------------------------
       Filing party:   Not applicable.
                     -----------------------------------------------
       Date filed:     Not applicable.
                     -----------------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     The filing of this Schedule TO shall not be construed as an admission by Kana Communications, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.


Item 1.  Summary Term Sheet.


     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 28, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2.  Subject Company Information.


         (a) The name of the issuer is Kana Communications, Inc., a Delaware corporation (the "Company"), the address of its principal executive offices is 740 Bay Road, Redwood City, California 94063, and its telephone number is (650) 298-9282. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Kana Communications") is incorporated herein by reference.


         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options, other than the "100-Share Options" (as defined below), to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), at an exercise price per share of more than $5.00 (the "Options") which are outstanding under the Kana Communications, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), the Kana Communications, Inc. 1999 Special Stock Option Plan and the Kana Communications, Inc. 1997 Stock Option/Stock Issuance Plan, as well as the following stock option plans assumed by Kana Communications, Inc. in connection with its acquisition of the plan sponsor: the Connectify, Inc. 1998 Stock Plan, the netDialog, Inc. 1997 Stock Plan, the Business Evolution, Inc. 1999 Stock Plan, the Silknet Software, Inc. 1999 Stock Option and Stock Incentive Plan, the Silknet Software, Inc. Employee Stock Option Plan and the Insite Marketing Technology 1997 Stock Option Plan, for new options (the "New Options") to purchase shares of Common Stock to be granted under the 1999 Plan and for shares of restricted Common Stock ("Restricted Stock") to be issued under the 1999 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"), attached hereto as Exhibit (a)(2).


         On April 19, 2000, the Company granted employees options (the "100-Share Options") to purchase 100 shares of Common Stock with an exercise price per share of $10.00. The 100-Share Options are not eligible for exchange, and they may not be tendered pursuant to the Offer. Each option holder that chooses to tender any Options pursuant to the Offer will also be required to tender all options granted to such option holder on or after August 1, 2000 under the 1999 Plan as well as all Special Options. "Special Options" consist of all options granted by the Company on April 19, 2000 and October 18, 2000 with a three-year vesting schedule. If an option holder chooses to tender any Options, then all Special Options held by such option holder must be included in the tender. However, the Special Options will not be taken into account when calculating the New Option grant or Restricted Stock issuance, but will be cancelled along with the other tendered Options.

          The number of shares of Common Stock subject to the New Options will be equal to seven eighths (7/8ths) of the number of shares of Common Stock subject to the tendered Options (other than the Special Options) that are accepted for exchange and cancelled. The number of shares of Restricted Stock to be issued will be equal to one eighth (1/8th) of the number of shares of Common Stock subject to the tendered Options (other than the Special Options) that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet,"
Section 1 ("Number of Options and Shares of Restricted Stock; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options and Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of New Options and Restricted Stock") is incorporated herein by reference.


          (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.


Item 3.   Identity and Background of Filing Person.


          (a) The Company is the filing person.  The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.


Item 4.   Terms of the Transaction.


          (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options and Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options and Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options and Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.


          (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 6.   Purposes of the Transaction and Plans or Proposals.


          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options and Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.


          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.


Item 7.   Source and Amount of Funds or Other Consideration.


          (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options and Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.


          (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.


          (d)  Not applicable.


Item 8.   Interest in Securities of the Subject Company.


          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 9.   Person/Assets, Retained, Employed, Compensated or Used.


          (a)  Not applicable.


Item 10.  Financial Statements.


          (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Kana Communications") and Section 16 ("Additional Information"), and on pages 64 through 86 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 as amended on Form 10-K/A, and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.


          (b)  Not applicable.

Item 11.  Additional Information.


          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.


          (b)  Not applicable.


Item 12.  Exhibits.


          (a)  (1)  Offer to Exchange, dated February 28, 2001.


               (2)  Form of Letter of Transmittal.


               (3)  Form of Notice to Eligible Option Holders.


               (4)  Form of Notice to Tendering Option Holders.


               (5) Kana Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission (the "Commission") on March 30, 2000 and incorporated herein by reference.


               (6) Kana Communications, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999, filed with the Commission on August 30, 2000 and incorporated herein by reference.


               (7) Kana Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Commission on November 14, 2000 and incorporated herein by reference.


          (b)  Not applicable.


          (d) (1) Kana Communications, Inc. 1999 Stock Incentive Plan as Amended and Restated on March 3, 2000 is incorporated herein by reference to Appendix 10 of the Company's Registration Statement on Form S-4 filed with the Commission on March 14, 2000.


               (2) Form of Notice of Stock Option Grant and Stock Option Agreement pursuant to the Kana Communications, Inc. 1999 Stock Incentive Plan.


               (3) Form of Restricted Stock Issuance Agreement pursuant to the Kana Communications, Inc. 1999 Stock Incentive Plan.

               (4) Kana Communications, Inc. 1999 Special Stock Option Plan is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.


               (5) Kana Communications, Inc. 1999 Special Stock Option Plan - Form of Nonstatutory Stock Option Agreement - 4-year vesting is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.


               (6) Kana Communications, Inc. 1999 Special Stock Option Plan - Form of Nonstatutory Stock Option Agreement - 30-month vesting is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.


               (7) Agreement and Plan of Reorganization, dated August 13, 1999, by and among Kana Communications, Inc., KCI Acquisition, Inc. and Connectify, Inc. is incorporated herein by reference to the Company's registration statement on Form S-1 originally filed with the Commission on July 9, 1999, as subsequently amended.


               (8) Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications, Inc., King Acquisition Corp. and Business Evolution, Inc. is incorporated herein by reference to the Company's Form 8-K filed with the Commission on December 14, 1999.


               (9) Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications, Inc., Kong Acquisition Corp. and netDialog, Inc. is incorporated herein by reference to the Company's Form 8-K filed with the Commission on December 14, 1999.


               (10) Fourth Amended and Restated Investors' Rights Agreement
                    dated August 13, 1999 by and among Kana Communications, Inc. and parties listed on Schedule A therein is incorporated herein by reference to the Company's registration statement on Form S-1 originally filed with the Commission on July 9, 1999, as subsequently amended.


               (11) Form of amendment to Fourth Amended and Restated Investors'
                    Rights Agreement is incorporated herein by reference to the Company's registration statement on Form S-4 originally filed with the Commission on March 14, 2000, as subsequently amended.

               (12) Registration Rights Agreement, dated June 7, 2000, by and among Kana Communications, Inc. and the parties listed on Exhibit A thereto is incorporated herein by reference to the Company's Form 8-K filed with the Commission on June 15, 2000.


               (13) Stock and Warrant Purchase Agreement, dated September 6, 2000 by and among Kana Communications, Inc. and Andersen Consulting LLP is incorporated herein by reference to the Company's registration statement on Form S-3 originally filed with the Commission on September 26, 2000, as subsequently amended.


               (14)* Warrant to purchase Common Stock, dated September 6, 2000 between Kana Communications, Inc. and Andersen Consulting LLP is incorporated herein by reference to the Company's Form S-3 originally filed with the Commission on September 26, 2000, as subsequently amended.

               ______________

                     *Confidential treatment has been granted for portions of this exhibit.


          (g)  Not applicable.


          (h)  Not applicable.


Item 13.  Information Required by Schedule 13E-3.


          (a)  Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                 Kana Communications, Inc.



                                 /s/ James C. Wood
                                 -----------------
                                 James C. Wood,
                                 Chief Executive Officer


Date:  February 28, 2001

                               Index to Exhibits

      Exhibit
      Number                  Description
      -------                 -----------
      (a)(1)            -     Offer to Exchange, dated February 28, 2001.

      (a)(2)            -     Form of Letter of Transmittal.

      (a)(3)            -     Form of Notice to Eligible Option Holders.

      (a)(4)            -     Form of Notice to Tendering Option Holders.

      (a)(5)            -     Kana Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission (the "Commission") on March 30, 2000 and
                              incorporated herein by reference.

      (a)(6)            -     Kana Communications, Inc. Amendment to its Annual Report on Form
                              10-K/A for its fiscal year ended December 31, 1999, filed with the Commission on August 30, 2000 and incorporated herein by reference.

      (a)(7)            -     Kana Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30,
                              2000, filed with the Commission on November 14, 2000 and incorporated herein by reference.

      (d)(1)            -     Kana Communications, Inc. 1999 Stock Incentive Plan as Amended and Restated on March 3, 2000 is
                              incorporated herein by reference to Appendix 10 of the Company's Registration Statement on Form S-4
                              filed with the Commission on March 14, 2000.

      (d)(2)            -     Form of Notice of Stock Option Grant and Stock Option Agreement pursuant to the Kana
                              Communications, Inc. 1999 Stock Incentive Plan.

      (d)(3)            -     Form of Restricted Stock Issuance Agreement pursuant to the Kana Communications, Inc. 1999 Stock
                              Incentive Issuance Plan.

      (d)(4)            -     Kana Communications, Inc. 1999 Special Stock Option Plan is incorporated herein by reference to the
                              Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.

      (d)(5)            -     Kana Communications, Inc. 1999 Special Stock Option Plan - Form of Nonstatutory Stock Option
                              Agreement - 4-year vesting is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.

      (d)(6)            -       Kana Communications, Inc. 1999 Special Stock Option Plan - Form of Nonstatutory Stock Option
                                Agreement - 30-month vesting is incorporated herein by reference to the Company's registration statement on Form S-8 filed with the Commission on March 14, 2000.

      (d)(7)            -       Agreement and Plan of Reorganization, dated August 13, 1999, by and among Kana Communications,
                                Inc., KCI Acquisition, Inc. and Connectify, Inc. is incorporated herein by reference to the
                                Company's registration statement on Form S-1 originally filed with the Commission on July 9, 1999, as subsequently amended.

      (d)(8)            -       Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications,
                                Inc., King Acquisition Corp. and Business Evolution, Inc. is incorporated herein by reference to the Company's Form 8-K filed with the Commission on December 14, 1999.

      (d)(9)            -       Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications,
                                Inc., Kong Acquisition Corp. and netDialog, Inc. is incorporated herein by reference to the
                                Company's Form 8-K filed with the Commission on December 14, 1999.

      (d)(10)           -       Fourth Amended and Restated Investors' Rights Agreement dated August 13, 1999 by and among Kana
                                Communications, Inc. and parties listed on Schedule A therein is incorporated herein by reference to the Company's registration statement on Form S-1 originally filed with the Commission on July 9,
                                1999, as subsequently amended.

      (d)(11)           -       Form of amendment to Fourth Amended and Restated Investors' Rights Agreement is incorporated herein by reference to the Company's registration statement on Form S-4 originally filed with the
                                Commission on March 14, 2000, as subsequently amended.

      (d)(12)           -       Registration Rights Agreement, dated June 7, 2000, by and among Kana Communications, Inc. and the parties listed on Exhibit A thereto is incorporated herein by reference to the Company's Form 8-K filed with the Commission on June 15, 2000.

      (d)(13)           -       Stock and Warrant Purchase Agreement, dated September 6, 2000 by and among Kana Communications,
                                Inc. and Andersen Consulting LLP is incorporated herein by reference to the Company's registration statement on Form S-3 originally filed with the Commission on September 26, 2000, as subsequently amended.

      (d)(14)*          -       Warrant to purchase Common Stock, dated September 6, 2000 between Kana Communications, Inc. and
                                Andersen Consulting LLP is incorporated herein by reference to the Company's Form S-3 originally filed with the Commission on September 26, 2000, as subsequently amended.

                                *Confidential treatment has been granted for portions of this exhibit.